May 24, 2012

VIA EDGAR AND COURIER

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	D.E MASTER BLENDERS 1753 B.V.
Amendment No. 3 to Registration Statement on Form F-1
Filed May 11, 2012
File No. 333-179839

Dear Mr. Schwall:

On behalf of D.E MASTER BLENDERS 1753 B.V. (“D.E MASTER BLENDERS”), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-179839) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from D.E MASTER BLENDERS’ Amendment No. 3 to the Registration Statement, as filed on May 11, 2012.

The changes reflected in Amendment No. 5 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff’s comment letter dated May 18, 2012, as well as other updates.

Set forth below are D.E MASTER BLENDERS’ responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 5. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to D.E MASTER BLENDERS.

Mr. H. Roger Schwall

May 24, 2012

Amendment No. 3 to Registration Statement on Form F-1

Risk Factors

As a foreign private issuer listed solely on NYSE Euronext Amsterdam, page 37

1.	We note your reply to prior comment 4 and your inclusion of “examples” of where you expect to rely on Dutch corporate governance and disclosure practices. Please confirm that you have discussed all material practices.

We have revised the disclosure to clarify that we are describing the material Dutch corporate governance practices that we intend to follow and that differ from practices common among U.S.-listed issuers. Please see page 38.

The Separation

Liabilities Unrelated to the Coffee and Tea Business, page 45

2.	We note your response to prior comment 6, which indicates that you revised your historical financial statements to remove the inherited liabilities. Please amend your filing to include the disclosures required by paragraph 49 of IAS 8 and relabel the applicable financial statement columns as restated.

We note the Staff’s comment and have revised the disclosures and presentation accordingly. Please see pages F-4–F-7, F-10, F-70–F-73 and F-75–F-76.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Securities and Exchange Commission
Norman von Holtzendorff

D.E MASTER BLENDERS 1753 B.V.
Onno van Klinken

Skadden, Arps, Slate, Meagher & Flom LLP
Rodd M. Schreiber